June 5, 2009

VIA EDGAR

Mr. Jeffrey A. Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               ING Variable Portfolios, Inc. (on behalf of ING Opportunistic Large Cap Portfolio) (File No. 333-158788)

Dear Mr. Foor:

This letter responds to the comments that you provided to us on May 26, 2009 and June 3, 2009, and the accounting comments that we received from Mr. Jason Fox on May 27, 2009, in connection with the staff’s review of the Registration Statement filed on Form N-14 on behalf of ING Opportunistic Large Cap Portfolio (the “Acquiring Portfolio”), a series of ING Variable Portfolios, Inc. (the “Registrant”), on April 24, 2009.  The Registration Statement was filed in connection with the proposed reorganization (the “Reorganization”) of ING Opportunistic LargeCap Growth Portfolio (the “Acquired Portfolio” and with the Acquiring Portfolio, the “Portfolios”), another series of the Registrant, with and into the Acquiring Portfolio.  Your comments and the Registrant’s responses are provided below.  In response to your comments, the Registrant has also revised the Registration Statement.  All of these revisions will be reflected in the Registration Statement which will be filed on or about June 5, 2009 on the EDGAR system.  Unless otherwise noted, defined terms have the same meaning as in the Registration Statement.

I.                                        GENERAL PROXY STATEMENT/PROSPECTUS COMMENTS

1)             Comment: Page 3.  In the third bullet point from the bottom of page 3, please disclose the net assets of the Portfolios as of a date as recent as the date used in the Comparison of Portfolio Characteristics.

Response:  In response to this comment, the disclosure will be revised to show each Portfolio’s net assets as of May 31, 2009.

2)             Comment 2(a): Page 4.  Explain why it is necessary to direct variable contract owners and qualified plan participants to consult underlying product prospectus or qualified plan documents, respectively.

Response: Item 3(b) of Form N-14 requires the comparison of the Acquired Portfolio’s and the Acquiring Portfolio’s share purchase and redemption procedures and exchange rights.  However, shares of the Portfolios are not offered directly to the public but are sold to qualified pension and retirement plans and to separate accounts of certain participating life insurance companies and are used to fund variable annuity and/or variable life contracts.  As a result, in connection with purchases, exchanges and redemption of shares of the Portfolios, variable contract owners and qualified plan participants are directed to the underlying product prospectus or qualified plan documents, respectively.

Comment 2(b): In a disclosure that directs variable contract owners and qualified plan participants to consult underlying product prospectus or qualified plan documents, respectively, please disclose specifically that the underlying product prospectus or qualified plan documents include fee information for the purchases, exchanges and redemption of shares.

Response: The disclosure has been revised as follows:

“The purchase and redemption of shares of each Portfolio may be made by Separate Accounts of Participating Insurance Companies and by Plan Participants in a Qualified Plan; consequently, Variable Contract owners and Plan Participants should consult the underlying product prospectus or Qualified Plan documents, respectively, with respect to purchases, exchanges, ~~and~~ redemption of shares, and related fees;” [Emphasis added.]

3)             Comment: Page 4. Explain why it is necessary to have a disclosure about cash distribution.

Response:  The Acquired Portfolio is expected to make a cash distribution consisting of all undistributed income or gains, if any, prior to the closing of the Reorganization to avoid being taxed on these income and gains.  If the Acquired Portfolio had any shareholder who is not tax-exempt, the shareholder would be taxed on the distribution amount received and thus it would be important for that shareholder to be informed of the distribution and tax consequences.  However, since shareholders of the Acquired Portfolio are separate accounts of insurance companies and qualified pension and retirement plans, which are tax-exempt, they are not subject to any tax consequences as a result of the distribution.  Accordingly, as a practical matter it may not be necessary to disclose this distribution in the Registration Statement.  However, the disclosure is included in the Registration Statement to be consistent with a similar disclosure made in other registration statements on Form N-14 for reorganizations of ING funds whose shareholders are subject to tax.

Comment 3(b): Please disclose the tax consequences of a cash distribution by the Acquired Portfolio prior to the closing date of the Reorganization.

Response: The disclosure has been revised as follows:

“Prior to the Closing Date, Opportunistic LargeCap Growth Portfolio will pay to the Separate Accounts of Participating Insurance Companies and Qualified Plans that own its shares, a cash distribution consisting of any undistributed investment company taxable income and/or any undistributed realized net capital gains, including any net gains realized from any sales of assets prior to the Closing Date.  Variable Contract owners and Plan Participants are not expected to recognize any income or gains for federal income tax purposes from this cash distribution.” [Emphasis added.]

4)             Comment: Page 9 — Comparison of Portfolio Characteristics. Provide additional disclosure explaining why the Registrant is providing two sets of comparison tables.

Response:  In response to this comment, the Registrant has added the following disclosure on page 9:

“Effective May 1, 2009, Opportunistic LargeCap Portfolio began a new investment approach (a “core strategy”) that places less emphasis on valuation factors than the Portfolio’s previous approach and thus is expected to make the performance of the Portfolio more closely correspond to the performance of the S&P 500 Index than that of the Russell 1000 Value Index, which was previously the Portfolio’s primary benchmark index.  The table below is being presented to compare the characteristics of Opportunistic LargeCap Portfolio as of May 31, 2009 after it has implemented the new core strategy with that of Opportunistic LargeCap Growth Portfolio.”

5)             Comment: Page 15.  Please explain why the inception date of Class S of the Acquiring Portfolio is different from the inception date shown for the performance of the benchmark indices.

Response: The performance of the benchmark indices of ING funds is generated and provided to ING funds by non-affiliated service providers, usually on the first date of each month.  As a result, there tends to be a time gap between the inception date of a class of an ING fund and the inception date shown for the performance of the benchmark index as applied to that class.  ING has a policy with respect to showing benchmark returns in ING funds’ registration statements.  Specifically, (i) when a class of an ING fund is launched between the 1st and 15th day of the month, ING funds will show “since inception” returns for the benchmark(s) beginning on the first day of month that the class was launched, and (ii) when a class commences operations between the 16th and the last day of the month, ING funds will show “since inception” returns for the benchmark(s) beginning the first day of the following month after the class is launched.

The Registrant has also made a couple of minor corrections on page 15.  Specifically, the Registrant has added a footnote clarifying that the “since inception” performance of the Russell 1000® Value Index as applied to Class S of the Acquiring Portfolio is for the period beginning August 1, 2001 and has corrected footnote 6 to state that Class S shares of the Acquired Portfolio commenced operations on November 1, 2001.

6)             Comment:  In the table titled “Annual Portfolio Operating Expenses,” recoupment, if any, of each Portfolio should be included in the “Other Expenses,” instead of being included in “Waivers, Reimbursement, and Recoupment.”

Response: There is no recoupment amount for the Portfolios reflected in this fee table.  The caption “Waivers, Reimbursement, and Recoupment” has been revised to state “Waivers and Reimbursement.”

7)             Comment: Page 4.  Item 3(a) of N-14 requires a fee table near the front of the prospectus that conforms to the requirements of Form N-1A.  The table on page 4 does not conform to Form N-1A and the later table titled “Annual Portfolio Operating Expenses” should be moved forward.

Response:  In response to your comment, the Registrant has added to the fee table on page 4 a prominent reference to the “Annual Portfolio Operating Expenses” table found on pages 19-20.

8)             Comment: Since the separate accounts of insurance companies and qualified plans are the record owners of the shares of the Acquired Portfolio, please clarify whether a “quorum” can be established by counting shares held in the separate accounts of insurance companies and qualified plans that are present at the shareholders’ meeting.  Please also clarify whether in order to approve the Reorganization, the Registrant imposes any requirement that a specific percentage of variable contract owners and qualified plan participants need to give instructions on how to vote their shares.

Response: A “quorum” can be established by counting shares held in the separate accounts of insurance companies and qualified plans that are present at the shareholders’

meeting.  The Registrant does not mandate any specific percentage of variable contract owners and qualified plan participants who need to give instructions on how to vote their shares in order to approve the Reorganization However, the Registrant has a policy that requires a proxy statement to be mailed to shareholders at least 30 days prior to the date of the shareholders’ meeting to allow sufficient time for shareholder solicitation.

In addition, a disclosure has been added on page 5 to state the following:

“The Separate Accounts of the Participating Insurance Companies and Qualified Plans are the record owners of the shares of the Portfolios.  The Qualified Plans and Participating Insurance Companies will vote the Opportunistic LargeCap Growth Portfolio’s shares at the Special Meeting in accordance with the timely instructions received from persons entitled to give voting instructions under the Variable Contracts or Qualified Plans.  Opportunistic LargeCap Growth Portfolio does not impose any requirement that a minimum percentage of voting instructions be received, before counting the Participating Insurance Companies and Qualified Plans as the Portfolio’s shareholders in determining whether a quorum is present.”  [Emphasis added.]

9)             Comment: Pages 13 - 17.  Move the section titled “Portfolio Performance” on pages 13 and 14 and other sections on pages 15-17 to the pages after the table titled “Annual Portfolio Operating Expenses” on page 19 pursuant to Item 3(a) of Form N-14.

Response: Item 3(a) of Form N-14 requires the disclosure of the current fees of the Acquired Portfolio and the Acquiring Portfolio and the pro forma fees.  However, unlike Item 3(b) and Item 3(c) of Form N-14, which specifically require certain information to be at the beginning of a prospectus/proxy statement on Form N-14, Item 3(a) does not require the fee table to be included at any specific place in a proxy statement/prospectus.  The Registrant believes that the current structure of the Proxy Statement/Prospectus provides prominent disclosure of the fee information required under Item 3(a) as this information is included in both the summary of the proposal at the beginning of the Proxy Statement/Prospectus as well as in a detailed discussion and comparison under the section “Comparison of Fees and Expenses.”

The Registrant also notes that the purpose of Form N-14 is to provide essential information about the Registrant and the Reorganization in a clear, concise and understandable manner to assist investors in making informed decisions about whether to purchase the securities being offered.  The organization of this Proxy Statement/Prospectus is consistent with those that have been filed by the Registrant as well as other ING registrants in the past and, as we believe, is consistent with the overall purpose of Form N-14.

10)       Comment: Page 22.  Please add a disclosure in the section titled “Expenses of the Reorganization” on page 22 that the expenses of the Reorganization discussed therein do not include the transaction costs of the portfolio transitioning.

Response:  In response to this comment, a disclosure has been added to state that “[t]he expenses of the Reorganization do not include the transaction costs of the portfolio transitioning, which are ultimately borne by Portfolio shareholders.”

11)       Comment: Item 3(a) of Form N-14 requires including a fee table showing, among other things, the pro forma fees if different from the Acquiring Portfolio’s current fees.  The pro forma fees and the Acquiring Portfolio’s current fees are not different.

Response: The pro forma fees column in the table titled “Annual Portfolio Operating Expenses” has been deleted in response to this comment.

II.                                    MISCELLANEOUS

12)       Comment: Please provide the required Tandy letter along with your response.

Response:  The requested representation letter is attached.

III.                                ACCOUNTING COMMENTS

13)       Comment: Page 9.  Either provide the Comparison of Portfolio Characteristics or delete the reference to the table.

Response:  The Registrant has completed the information in the table titled “Comparison of Portfolio Characteristics” on page 9 in response to this comment.

14)       Comment: Page 15.  The 10 year return for Class I of Opportunistic LargeCap Portfolio should be (0.53)% instead of (0.03)%.

Response:  The Registrant has reviewed materials related to the 10 year return of Class I of Opportunistic LargeCap Portfolio and hereby confirms that this 10 year return is (0.03)% and accurately stated in the Registration Statement.

15)       Comment: Page 20.  Please provide an estimate of the total amount of transaction costs expected.

Response: In response to this comment, the Registrant has provided on page 20 the estimated total amount of transaction costs of the portfolio transition and the estimated percentage of these costs over the Acquired Portfolio’s net assets as of May 31, 2009.

16)       Comment: In view of the significant portions of portfolio securities that will be sold in the Reorganization, include adjustments for the transaction costs in the Capitalization Table and add a corresponding footnote explaining such adjustments.

Response. The adjustments for the transaction costs and a corresponding footnote explaining such adjustments have been added to the Capitalization Table in response to this comment.

17)       Comment: Page 25.  The adjustments to the net assets and the shares outstanding of each share class in the Capitalization Table and in the Statements of Assets and Liabilities do not agree with each other.  Please revise.

Response: The disclosure has been revised in response to this comment.

18)       Comment: In the Portfolios of Investments, add a footnote explaining the adjustments of selling a significant portion of the portfolio securities so that the total net asset amount agrees with each financial statement.

Response:  The disclosure has been revised in response to this comment.

19)       Comment: The adjustments to the pro forma financial statements should have corresponding footnote(s) explaining what assumption is involved for each of these adjustments.

Response:  The disclosure has been revised in response to this comment.

20)       Comment: If the Portfolios are truly paying for the transaction costs of portfolio transitioning, these amounts should be reflected in the Statements of Assets and Liabilities and correspond to the amounts in the Capitalization Table.

Response:  The disclosure has been revised in response to this comment.

21)       Comment: The cost adjustments on the Portfolios of Investments do not conform to the adjustments to the Statements of Assets and Liabilities.  Please revise.

Response:  The disclosure has been revised in response to this comment.

22)       Comment: Please confirm that the footnote (*) to the Portfolios of Investments’ adjustments column is correct.  The cost amounts on tax basis are different compared to the amounts on book basis.

Response:  The disclosure has been revised in response to this comment.

23)       Comment: Explain or delete the abbreviations listed in the Portfolios of Investments, for the pro forma totals of ING Opportunistic Large Cap Portfolio.

Response:  The abbreviations listed in the Portfolios of Investments have been deleted in response to this comment.

*                                         *                                         *

We hope you find our changes to these materials to be responsive.  If you have any additional questions, please do not hesitate to contact the undersigned at 480.477.2278

Sincerely,

/s/ Christopher C. Okoroegbe
Christopher C. Okoroegbe

Attachment

cc:	Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

Philip H. Newman
Goodwin Procter LLP

[ING FUNDS LOGO]

June 5, 2009

VIA EDGAR

Mr. Jeffrey A. Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                              ING Variable Portfolios, Inc. (on behalf of ING Opportunistic Large Cap Portfolio) (File No. 333-158788)

Dear Mr. Foor:

In connection with a response being made on behalf of the Registrant to comments provided by you with respect to the Registration Statement filed on Form N-14 on behalf of ING Opportunistic Large Cap Portfolio on April 24, 2009 (the “Registration Statement”), the Registrant hereby acknowledges that:

•                 the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                 comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement;

•                 should the SEC or the SEC staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the Registration Statement; and

•                 the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your request.  Please do not hesitate to contact me at 480.477.2666, if you have any questions concerning the foregoing.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Counsel

ING U.S. Legal Services

cc:	Philip H. Newman
Goodwin Procter LLP